SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 13, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 14, 2012

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

DECLARES CASH DIVIDEND TO SHAREHOLDERS

US$0.12 per Ordinary Share and US$0.48 per ADS

Beijing, China, November 13, 2012 - China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that its Board of Directors has approved and declared a special cash dividend of US$0.12 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on December 7, 2012.

Holders of American Depositary Shares (“ADS”), each representing four ordinary shares of CDEL, are accordingly entitled to the cash dividend of US$0.48 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of US$0.02 per ADS when the dividends are distributed on or about December 19, 2012.

“CDEL completed the fourth quarter of fiscal year 2012 with a cash balance of US$57.7 million on its balance sheet. In light of our strong cash position and expectations of a healthy full year performance for fiscal year 2012, we have decided to return a total of approximately US$16.1 million in special cash dividends to our shareholders,” said Mr. Zhengdong Zhu, Chairman and Chief Executive Officer of CDEL. “Such dividend distribution continues to reflect our ongoing commitment to maintaining a healthy cash balance while returning value to shareholders. Subject to the Company’s ongoing healthy financial performance, cash position, budget and business plan and market conditions, the Board will, on a yearly basis, consider continuing to pay cash dividends in the future.”

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, the Company’s projected cash balance and its growth prospects. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, in addition to those results discussed in the Company’s periodic reports that are filed or furnished with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

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